

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02022994

~~average burden~~
hours per response 12.00

ANNUAL AUDITED REPORT
√FORM X-17A-5
PART III

RECEIVED
AUG 3 0 2002
154

SEC FILE NUMBER
8-48630 √

FV 9/13/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/1/01___ AND ENDING ___6/30/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc. √

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12255 Parkway Centre Drive
(No. and Street)

Poway, California 92064
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Middleton   (858) 486-3939
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   *(City)*   *(State)*   *(Zip Code)*

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Scott Middleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

VICE PRESIDENT OPERATIONS
Title

_____
Notary Public

August 25, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2002 and 2001

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statements of financial condition of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended.   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.   Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington PC

Boros & Farrington PC
San Diego, California
August 23, 2002

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$116,852	$137,782
Securities owned	504,422	30,756
Commissions receivable	17,202	30,392
Deposit with clearing organization	100,000	100,000
Refundable income taxes		-
Deferred income taxes	-	9,523
Furniture and equipment, less accumulated depreciation of $1,874 and $1,490	2,253	2,637
	$740,729	$311,090

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Accounts payable and accrued liabilities	$ 1,043	$ 848
Due to affiliate	-	49,740
Income taxes payable	40,262	740
Deferred income taxes	138,895	-
Total liabilities	180,200	51,328
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	487,736	186,969
Total stockholder's equity	560,529	259,762
	$740,729	$311,090

See notes to financial statements.

2

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Income

Years Ended June 30, 2002 and 2001

	2002	*2001*
Revenues		
Commissions	$1,606,186	$2,001,517
Underwriting	44,580	-
Fees and other revenues	17,476	36,216
Investment income	403,207	60,690
Interest	3,861	12,804
Total revenues	2,075,310	2,111,227
Expenses		
Commissions	1,060,815	1,308,216
Clearing charges	109,997	281,436
Management fee	307,034	354,939
Information services	23,438	31,556
Telephone and postage	19,489	28,132
Insurance	9,826	8,080
Outside services	15,561	15,587
Taxes, licenses, and registrations	9,141	4,861
Depreciation and amortization	384	441
Other	9,017	5,395
Total expenses	1,564,702	2,038,643
Income before income taxes	510,608	72,584
Income taxes	(209,841)	(24,268)
Net income	$ 300,767	$ 48,316

See notes to financial statements.

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2002 and 2001

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings
Balance, July 1, 2000	100	$30,000	$ 42,793	$138,653
Net income	-	-	-	48,316
Balance, June 30, 2001	100	30,000	42,793	186,969
Net income	-	-	-	300,767
Balance, June 30, 2002	100	$30,000	$42,793	$487,736

See notes to financial statements.

4

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2002 and 2001

	2002	*2001*
Cash flows from operating activities		
Net income	$300,767	$ 48,316
Adjustments to reconcile net income		
to net cash from operating activities		
Depreciation and amortization	384	441
Investment income	(403,207)	(60,690)
Changes in operating assets and liabilities		
Commission receivable	13,190	32,469
Due to/from affiliate	(49,740)	(101,756)
Accounts payable and accrued liabilities	195	(561)
Deferred income taxes	148,418	10,492
Income taxes payable	39,522	13,185
Net cash from operating activities	49,529	(58,104)
Cash flows from investing activities		
Securities owned	(70,459)	29,934
Net decrease in cash and cash equivalents	(20,930)	(28,170)
Cash and cash equivalents		
Beginning of year	137,782	165,952
End of year	$116,852	$137,782
Supplemental disclosure of cash flow information		
Taxes paid	$ 26,800	$ 800

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. The Company's revenues are primarily derived from commissions on sales of mutual funds, variable annuities, stocks, and bonds. Commission revenue is recorded on a trade date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2002 and 2001.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2002 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2002 and 2001.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. **INCOME TAXES**

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2002	*2001*
Computed "expected" federal income tax expense	$173,607	$ 24,679
State income tax, net of federal benefit	30,636	4,355
Other	5,598	(4,766)
Income tax expense	$209,841	$ 24,268

At June 30, 2002 and 2001, the Company had net deferred tax assets and liabilities as follows:

	2002	*2001*
Effect of cash method for income taxes	$ (6,463)	$ 8,079
Unrealized investment (income) loss	(132,116)	1,864
Depreciation	(316)	(420)
Deferred tax asset (liability), net	$(138,895)	$ 9,523

3. **RELATED PARTY TRANSACTIONS**

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS provided the Company with the use of certain facilities and administrative assistance. PFS charged the Company a management fee of $307,034 in fiscal 2002 and $354,939 in fiscal 2001.

4. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2002 was 0.21 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2002, the Company had net capital of $240,333 which was $140,333 in excess of the amount required by the SEC.

5. **RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES**

The Company is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2002

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$560,529	$576,997	$(16,468)
Less non-allowable assets			
Deferred income taxes	-	9,523	9,523
Furniture and equipment	2,253	2,253	-
Net capital before charges on security positions	558,276	565,221	(6,945)
Less charges on security positions			
Securities owned	147,699	147,699	-
Undue concentration	52,711	52,607	(104)
Net capital	$357,866	$364,915	$ (7,049)
Total aggregate indebtedness	$180,200	$173,255	$ 6,945
Ratio of aggregate indebtedness to net capital	0.50	0.47	
Minimum net capital required	$100,000	$100,000	

Note: *The differences result primarily from audit adjustments to income taxes.*

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2002

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2002; and a reconciliation to that calculation is not included herein.

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements of Puplava Securities, Inc. (the "Company") (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington PC

Boros & Farrington PC
San Diego, California
August 23, 2002

Branch of Registrations & Examinations
Legal Instruments Examination Area
Weekly Pending Report for Week Ending:
08/30/2002





ALYSIA MORROW	Applications	Amendments	Withdrawals	Annual Reports	Disciplinary Review
Broker-Dealer				12	
Investment Adviser					
Transfer Agent					
Municipal Securities Dealer					
Gov't Securities Dealer					
Other					
TOTAL	0	0	0	12	0
**Oldest Date Pending				08/27/2002	

**The oldest date pending for Application is the oldest filing still pending.

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Branch Chief's Initial & Date